A-Game Beverages, Inc.

15701 State Road 50,

Suite 204 Clermont,

Florida 34711 (800) 594-1430

Filed as SEC Correspondence

Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D. C. 20549

Attn: Sherry Haywood, Staff Attorney

March 5, 2021

Re:	A-Game Beverages, Inc.
Form 1-A
Originally Filed on February 5, 2021
File No. 024-11442
SEC Comment Letter dated March 3, 2021
Amendment Number 1 filed on March 5, 2021

Dear Ms. Haywood:

Please find below our responses to the Commission’s March 3, 2021 Comment Letter regarding the above-referenced 1-A. A-Game Beverages, Inc. is referred to herein as the “Company”, “we”, or “us”.

Offering Statement on Form 1-A Filed February 5, 2021

An Investor’s ability to seek relief in the state courts as a more favorable jurisdiction, page 23

Response to Comment 1

We have corrected our subscription agreement to consistently reflect an exclusive forum clause. We have also corrected our disclosure regarding the risk factor on page 23 to more accurately reflect the difficulties an investor may have in bringing actions in the Florida State courts.

Use of Proceeds, page 25

Response to Comment 2

We have deleted the following disclosure that was made in error and is inapplicable to our business plan:

“We may also use a portion of the net proceeds for the investment in strategic partnerships and possibly the acquisition of complemental businesses, products or technologies, although we have no present commitments or agreements for any specific acquisition or investments.”

Response to Comment 3

Signatures, page 54

We have conformed the signatures in conformity with applicable requirements.

We hereby acknowledge the following: (a) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (b) the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and disclosure in the filing; and (c) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws.

Please contact our securities counsel, Frederick M. Lehrer, at (561) 706-7646 or flehrer@securitiesattorney1.com should you have any questions regarding Amendment Number 1.

Sincerely yours,

By:	/s/ Randall Greene
Randall Greene, Chief Executive Officer/Chief Financial Officer/Chief Accounting Officer